SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Chatham Lodging Trust

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

16208T102

(CUSIP Number)

Philip M. Garthe

HG Vora Capital Management, LLC

870 Seventh Avenue, Second Floor

New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Katz

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7072

October 7, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 16208T102

(1)	NAME OF REPORTING PERSON: HG Vora Special Opportunities Master Fund, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 1,262,500
	(8)	SHARED VOTING POWER: 1,262,500
	(9)	SOLE DISPOSITIVE POWER: 1,262,500
	(10)	SHARED DISPOSITIVE POWER: 1,262,500
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,262,500
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.89%
(14)	TYPE OF REPORTING PERSON: OO (Cayman Islands exempted company)

CUSIP NO.: 16208T102

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 1,262,500
	(8)	SHARED VOTING POWER: 1,262,500
	(9)	SOLE DISPOSITIVE POWER: 1,262,500
	(10)	SHARED DISPOSITIVE POWER: 1,262,500
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,262,500
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.89%
(14)	TYPE OF REPORTING PERSON: PN

CUSIP NO.: 16208T102

(1)	NAME OF REPORTING PERSON: Parag Vora
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 1,262,500
	(8)	SHARED VOTING POWER: 1,262,500
	(9)	SOLE DISPOSITIVE POWER: 1,262,500
	(10)	SHARED DISPOSITIVE POWER: 1,262,500
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,262,500
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.89%
(14)	TYPE OF REPORTING PERSON: IN

Item 1.	Security and Issuer.

This Amendment No. 1 Schedule 13D (“this Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Chatham Lodging Trust, a Maryland real estate investment trust (the “Issuer”). The address of the principal executive offices of the Issuer is 50 Cocoanut Row, Suite 211, Palm Beach, Florida 33480.

Item 2.	Identity and Background.

This Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 12, 2013 (the “Previous Schedule 13D”), and is being filed by (i) HG Vora Special Opportunities Master Fund Ltd., a Cayman Islands exempted company (the “Fund”), with respect to the shares of Common Stock directly owned by it; (ii) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager”), as investment manager of the Fund, with respect to the shares of Common Stock directly owned by the Fund; and (iii) Mr. Parag Vora (“Mr. Vora”), as managing member of the Manager, with respect to the shares of Common Stock directly owned by the Fund. The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Except as set forth herein, the Previous Schedule 13D is unmodified.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

All voting and dispositive decisions for the Fund have been delegated to the Manager. In such capacity, the Manager may be deemed to beneficially own the securities directly owned by the Fund. Mr. Vora is the managing member of the Manager. As such, Mr. Vora may be deemed to beneficially own the securities reported herein. Neither the Manager nor Mr. Vora directly own any shares of Common Stock. The Manager and Mr. Vora expressly disclaim beneficial ownership of the securities reported in this Schedule 13D.

The Reporting Persons may also be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and Blue Mountain Credit Alternatives Master Fund L.P., Blue Mountain CA Master Fund GP, Ltd., BlueMountain Long/Short Credit Master Fund L.P., BlueMountain Long/Short Credit GP, LLC, BlueMountain Strategic Credit Master Fund L.P., BlueMountain Strategic Credit GP, LLC, BlueMountain Kicking Horse Fund L.P., BlueMountain Kicking Horse Fund GP, LLC, BlueMountain Credit Opportunities Master Fund I L.P., BlueMountain Credit Opportunities GP I, LLC, BlueMountain Montenvers Master Fund SCA SICAV-SIF, BlueMountain Montenvers GP S.à.r.l., BlueMountain Timberline Ltd., BlueMountain Capital Management, LLC, BlueMountain GP Holdings, LLC (collectively, “BlueMountain”). It is the understanding of the Reporting Persons that BlueMountain is filing a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act with respect to the Common Stock. The Reporting Persons may cease acting with BlueMountain at any time and for any reason that the Reporting Persons deem appropriate or for no reason, at which time they will no longer comprise a “group” with BlueMountain.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock of the Issuer beneficially owned by the Reporting Persons was acquired with working capital set aside for general purpose of investing.

Item 4. Purpose of Transaction.

On Friday, October 4, 2013, the Reporting Persons sold, in the aggregate, 1,262,500 shares of Common Stock through an unaffiliated broker at a price of $19 per share and understands that BlueMountain acquired those shares. The Reporting Persons are party to that certain Letter Agreement with BlueMountain, dated October 4, 2013 (the “Letter Agreement”). The Letter Agreement contains, among other things, certain limitations on the purchase of additional shares of Common Stock by the Reporting Persons and BlueMountain.

The Reporting Persons, with or independently from, BlueMountain, may explore ways to enhance value for the Issuer’s shareholders and engage in communications with various parties regarding the Issuer, including, but not limited to, the Issuer’s management, members of the board of trustees, shareholders or other investors, potential strategic partners, financial advisers and other industry participants. Based on the foregoing, the Reporting Parties and BlueMoutain may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Other than the Letter Agreement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies. It is the understanding of the Reporting Persons that BlueMountain is filing a separate Schedule 13D with respect to its interests in the Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	Fund – 1,262,500 shares of Common Stock, which represents 4.89% of the Issuer’s outstanding Common Stock.

2.	Manager – 1,262,500 shares of Common Stock, which represents 4.89% of the Issuer’s outstanding Common Stock.

3.	Parag Vora – 1,262,500 shares of Common Stock, which represents 4.89% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which priced on September 25, 2013 (and closed on September 30, 2013).

If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and BlueMountain, such “group” may be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by BlueMountain.

(c). In the 60 days prior to this filing, the following describes the Reporting Persons’ purchase and sale activity in shares of Common Stock in the open market:

Trade Date	Shares Purchased /(Sold)	Avg. Price of Shares Purchased or Sold
25-Sep-13	315,000	$18.3500
4-Oct-13	(1,262,500)	$19.0000

(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2013

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Director

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member

/s/ Parag Vora
Parag Vora